
                                                     UNITED STATES
                                           SECURITIES AND EXCHANGE COMMISSION
                                                Washington, D.C. 20549


                                                      FORM 12b-25

                                                                                                    -----------------------------
                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                                                                0-14724
(Check One):                                                                                        -----------------------------
                                                                                                    -----------------------------
 [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB [ ] Form N-SAR                                   CUSIP NUMBER
                                                                                                              87944M107
     For Period Ended: March 31, 2000                                                               -----------------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _______________________________________________________________________

------------------------------------------------------------------------------------------------------------------------------------
                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
------------------------------------------------------------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

------------------------------------------------------------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION
  Telemetrix Inc.
------------------------------------------------------------------------------------------------------------------------------------
Full Name of Registrant
  N/A
------------------------------------------------------------------------------------------------------------------------------------
Former Name if Applicable
  c/o Michael L. Glaser, 633 17th Street, Suite 2700
------------------------------------------------------------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
   Denver, Colorado 80202
------------------------------------------------------------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

  [X]   | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  [X]   | (b) The subject annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR,
        |     or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the
        |     subject  quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth
        |     calendar day following the prescribed due date; and
        |
  [ ]   | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Not applicable

PART III -- NARRATIVE

State below in reasonable  detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,  N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          On May 15,  Registrant's  legal counsel and  EDGAR consultant had problems with email  transmissions and those difficulties delayed preparation, EDGAR coding, proofreading and auditors' final review of Registrant's Form 10QSB.
     The problems causing this delay were beyond  Registrant's  control, so its Quarterly Report on Form 10QSB could not be prepared and filed by May 15, 2000, without unreasonable effort and expense.


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Michael L. Glaser                                 303                                      292-1200
------------------------------------------------------------------------------------------------------------------------------------
                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                                                                       [X] Yes  [ ] No

    --------------------------------------------------------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                [X] Yes  [ ] No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

     Registrant did not conduct any business from its  bankruptcy in 1989 through March 31, 1999, but resumed  commenced business activity during the quarter ended June 30, 1999;  Registrant also completed a material  acquisition during the quarter ended  September 30, 1999.  Therefore,  the results of operations for the quarter ended March 31, 2000, significantly  differ from the results for the  corresponding  period for the last fiscal year; the changes reflect the resumption of business activity.  Registrant  estimates that during the quarter ended March 31, 2000:

               o    revenue was approximately $181,000,  primarily from billing and customer management services for its carrier customers;
               o    operating expenses were approximately $2.4 million:
                  o approximately $62,000 for costs of revenue;
                  o approximately $1.0 million for research & development;
                  o approximately $1.3 million for selling, general and administrative costs;
                  o approximately $139,000 for interest on debt to related parties;
               o    net loss was approximately $2.4 million.

       These  figures  represent  management's  preliminary  estimates  and might change when  Registrant  finalizes the financial  statements for the quarter ending March 31, 2000.  This data has not been audited by the  Registrants'
       independent accountants.


====================================================================================================================================

                                                         Telemetrix Inc.
                                   -----------------------------------------------------------
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  May 16, 2000                                                           By /s/ Michael L. Glaser
                                                                                ----------------------------------------------------
                                                                                Michael L. Glaser, Corporate Secretary

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
------------------------------------------------------------------------------------------------------------------------------------


